September 22, 2017

Mara L. Ransom, Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re:	Social Investment Holdings, Inc.
Pre-Effective Amendment No. 1 to Form 1-A Filed August 30, 2017 File No. 024-10723

Dear Ms. Ransom:

On August 30, 2017, in connection with the sale at $10.00 per share of up to 2,500,000 shares of common stock of Social Investment Holdings, Inc. (the “Company”), we filed the Company’s Form 1-A with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated September 20, 2017 SEC comment letter (the “comment letter”) relating to the Company’s Pre-Effective Amendment to the Form 1-A, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 2 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order and other edits, the most critical being those related to the resignation of the Executive Chairman because of the press of other commitments.

In the foregoing context, please be advised that this Response Letter provides the text of the respective staff comments and our responses thereto:

Risk Factors, page 7

Comment 1: Please add risk factor disclosure regarding the risks to the company and to investors associated with the possibility that the company could become an Investment Company under the Investment Company Act of 1940, including registration required and the company's ineligibility to make offers and sales of securities pursuant to Regulation A.

Response: Current Risk Factor (15) has been edited and Risk Factor (16) has been added to address the consequences were the Company to become an investment company as defined.

Mara L. Ransom, Assistant Director	Social Investment Holdings, Inc.	Page 2 of 2

Our Business

Our Direction, page 20

Comment 2: We note your response to comment 7. We also note the company's funding of social, non-revenue generating activities with profits from the company's business activities, and related conflicts of interest associated with the company's non-revenue generating activities vis-à-vis the company's for-profit activities. Please disclose how your board of directors will consider the impact of the aforementioned funding of social impact activities and conflicts of interest on the board of directors' fiduciary duties to the company.

Response: Expanded disclosures have been incorporated to address the not-for-profit activities of the Company.

Comment 3: We note your response to comment 8, and that you have not determined the percentage of profits to be dedicated to social, non-revenue generating activities, among other reasons because it will likely vary from joint venture to joint venture. We also note, however, that you disclose that you expect to earn revenue, if at all, from fees paid by the joint venture companies to the company once financial conditions allow. Please elaborate in more detail on how you will determine the percentage of profits you plan to dedicate to social, non-revenue generating activities, in the event you generate revenue, including whether there is any minimum or maximum amount of pre-tax revenue you will seek to dedicate to social impact activities. Please clarify whether the decision to dedicate a percentage of profits to social impact activities will be decided by your board of directors, management, or whether it will be negotiated with individual joint venture partners. If negotiated with your joint venture partners, please elaborate upon the role such partners play in determining the allocation of any profits you may earn.

Response: Expanded disclosures have been incorporated to address the percentages of profits of the joint ventures that will be dedicated to social, non-revenue generating activities. .

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this P.E. No. 2, we trust all comments will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective at a mutually convenient time, hopefully on or about Wednesday, September 27, 2017. In that context, we are filing concurrently as Correspondence a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net